UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No.5)*

Nu Skin Enterprises, Inc. (Name of Issuer)

Class A Common Stock (Title of Class of Securities)

67018T-10-5 (CUSIP Number)

December 31, 2001 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SCHEDULE 13G/A (AMENDMENT NO. 5)
CUSIP NO. 6 67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). Nedra D. Roney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ] (b)[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Nedra D. Roney: United States of America

NUMBER OF	5	SOLE VOTING POWER Nedra D. Roney: 13,186,042**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER Nedra D. Roney: 254,500**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER Nedra D. Roney: 13,186,042**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER Nedra D. Roney: 254,500**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON Nedra D. Roney: 13,440,542**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Nedra D. Roney: 31.4%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S)(SEE INSTRUCTIONS) Nedra D. Roney: IN

SCHEDULE 13G (AMENDMENT NO. 5)
CUSIP NO.67018T-10-5

Item 1	(a)	Name of Issuer:

The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

	(b)	Address of Issuer's Principal Executive Offices:

The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2	(a)	Name of Person Filing:

This report is being filed by Nedra D. Roney (the "Reporting Person").

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person's principal business office is 75 West Center Street, Provo, UT 84601.

	(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

	(d)	Title of Class of Securities:

This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

	(e)	CUSIP Number:

The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3		Not applicable

Item 4		Ownership.

	(a)	The Reporting Person beneficially owns or may be deemed to beneficially own 13,440,542 shares of Class A Common Stock as follows: 4,292,961 shares of Class A Common Stock, and 9,147,581 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Nedra D. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the 254,500 shares held indirectly as a trustee of two tax-exempt foundations.

SCHEDULE 13G (AMENDMENT NO. 5)
CUSIP NO.67018T-10-5

(b)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 9,147,581 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by her, the Reporting Person would beneficially own or may be deemed to beneficially own 13,440,542 shares of Class A Common Stock which would constitute 31.4% of the number of shares of the then outstanding Class A Common Stock.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 9,147,581 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, she would beneficially own or may be deemed to beneficially own 13,440,542 shares of Class A Common Stock which would constitute 3.1% of the aggregate voting power of the Issuer.

Assuming no conversion of the outstanding 9,147,581 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, she would beneficially own or may be deemed to beneficially own 4,292,961 shares of Class A Common Stock and 9,147,581 shares of Class B Common Stock which would constitute 18.3% of the aggregate voting power of the Issuer and 16.3% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

(c)	(i) Assuming conversion of all outstanding 9,047,581 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which she has sole power to vote of direct the vote, the Reporting Person would have sole power to vote or direct the vote of 13,186,042 shares of Class A Common Stock held directly.

(ii) Assuming conversion of all outstanding 100,000 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which she has shared power to vote or direct the vote, the Reporting Person would have shared power to vote or direct the vote of 254,500 shares of Class A Common Stock held indirectly as a trustee of two tax-exempt foundations.

(iii) Assuming conversion of all outstanding 9,047,581 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which she has sole power to dispose of direct the disposition, the Reporting Person would have sole power to

SCHEDULE 13G (AMENDMENT NO. 5)
CUSIP NO.67018T-10-5

dispose or direct the disposition of 13,186,042 shares of Class A Common Stock held directly.

(iv) Assuming conversion of all outstanding 100,000 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which she has shared power to dispose or direct the disposition, the Reporting Person would have shared power to dispose or direct the disposition of 254,500 shares of Class A Common Stock held indirectly as a trustee of two tax-exempt foundations.

Item 5	Ownership of Five Percent of Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SCHEDULE 13G (AMENDMENT NO. 5)
CUSIP NO.67018T-10-5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ Nedra D. Roney
By: Nedra D. Roney
Dated: February 12, 2002